
07030023




SEC MAIL PROCESSING
RECEIVED
JAN - 8 2007
WASH, D.C. 160 SECTION



# growth » » » »

## FOR THE FUTURE

*Serving the World from the US and UK*


PROCESSED
JAN 0 9 2007


Rochester MEDICAL

2006 ANNUAL REPORT

# Dear Shareholders,

## ON BEHALF OF OUR EMPLOYEES AND SHAREHOLDERS,

I am gratified by the solid progress Rochester Medical has achieved over the past year. The Company made two significant acquisitions and both have served to strengthen sales and improve the bottom line.

Acquiring the assets of Mentor Medical's Anoka, Minnesota facility resulted in transferring all of Mentor's production of silicone Male External Catheters from that factory to our production facilities at our headquarters in Stewartville, Minnesota.

The transfer has gone very smoothly and Rochester Medical is once again the sole worldwide supplier of Silicone Male External Catheters made with its unique patented processes.

I am also very pleased with our progress resulting from the acquisition of certain assets of Coloplast A/S in the United Kingdom. Rochester Medical Ltd is now selling Rochester Medical branded products throughout the United Kingdom and is contributing significantly to the Company's revenues and margins.

In the coming year, I expect continued solid progress. This will include the expansion of Branded Sales in all markets, continued Private Label sales to major medical device companies and further advancement of our technological leadership. Your interest in the Company and your support is deeply appreciated. Thank you.

Sincerely,

**Anthony J. Conway,**
*President & CEO*



# Table of Contents:



# Continued Growth:

## *KEY ACHIEVEMENTS IN 2006*



- Acquired United Kingdom Business Assets from Coloplast A/S
- Acquired Mentor Corporation Silicone MEC Manufacturing Assets
- Secured New Silicone Male External Catheter Supply Agreement with Coloplast
- Transferred Manufacturing from Mentor Anoka Plant to Stewartville
- Exhibited at over 20 Medical Product Conferences
- Advanced Product Development Programs
- Increased Net Income
- Grew Sales 35.9%
- Improved Margins

# Meet the UK Sales Team:

***DIRECTLY SERVING THE UNITED KINGDOM***

The people at Rochester Medical Ltd are now an integral and vital part of the Company. This experienced and effective sales team represents Rochester Medical products throughout England, Scotland, Wales and Northern Ireland. They and their colleagues based in Lancing, West Sussex are a key reason for Rochester Medical Corporation's significant growth and success in Fiscal 2006.



Hugh McLeod *(General Manager)*

> "Rochester Medical Ltd has a strong presence in the UK, with market-leading products and an experienced sales team. We are well placed to drive the business forward in 2007."





**IN THE UNITED KINGDOM** *(clockwise from top left)*: Deborah Perkin *(National Sales Manager)*, Warren Gore *(Territory Manager, North East)*, Lisa Kirkham *(Territory Manager, West Midlands)*, Pam Scanlon *(Territory Manager, North West)*, Richard Carr *(Territory Manager, Scotland)*, Sharon Moore *(Customer Service Advisor)*, Claire Gibbs *(Nurse Specialist, South of England)*, Phil Gibbs *(Senior Territory Manager, South of England)*.









**IN THE UNITED STATES** *(clockwise from top left)*: David Jonas *(Chief Financial Officer)*, Martyn Sholtis *(Corporate Vice President)*, Prashanth Prabhakar *(Quality Engineer)*, Sharlean Loomans & Tanya Johnson *(Customer Service Representatives)*, Amy Timm *(Customer Service Manager)*, Tim Troxel *(Network Administrator)*.






[THE CONNECTION IS MADE]
Rochester
MEDICAL

# Serving the World:

### *TEAMING TECHNOLOGY WITH A PERSONAL TOUCH*

Rochester Medical's worldwide employee group is committed to exceptional service. These personal convictions are combined with information technology to foster a seamless interface between US and UK operations. The same neighborly service is extended to all customers regardless of their location.



# Distributing a Solution »»»»»





# From Here to There:

## *AND ALL POINTS ALONG THE WAY*

Rochester Medical distributes its continence care solutions around the globe. The Company sells its branded products in over 70 countries. Here, a shipment of catheters is being prepared for dispatching to Rochester Medical Ltd in the United Kingdom.

left: Melissa McConnell *(Materials Transporter)*





# Proprietary Technology




ster Medical
(7.3mm) 5/10m

# Rochester Medical®

## BRANDS OF HIGHEST QUALITY

Rochester Medical's well-earned reputation as a technology leader yields a broad portfolio of proprietary products considered to be the best in their classes. Sales of Rochester Medical branded devices now provide approximately two-thirds of the company's revenues.

Transfix®

WIDE band®
The New Standard in Male External Catheters

Clear Advantage™

FemSoft® insert

Personal Catheter®
Designed for Intermittent Catheterization

"POP-ON"®
Self-Adhering Male External Catheter

RELEASE NF®

Antibacterial Hydro Personal Catheter®
Designed for Intermittent Catheterization

Antibacterial Personal Catheter®
Designed for Intermittent Catheterization

UltraFlex®
Self-Adhering Male External Catheter

The Natural® Catheter

# 2006 Management Team

**_LOOKING TOWARD THE FUTURE_**



*(pictured, left to right)*

**Martyn R. Sholtis** – *Corporate Vice President*
**Dara Lynn Horner** – *Vice President, Marketing*
**Lonnie Boe** – *Executive Secretary to CEO*
**Hugh McLeod** – *General Manager, Rochester Medical Ltd*
**Rob Anglin** – *Director of Quality & Regulatory*
**Brad Duffy** – *National Sales Director*
**Anthony J. Conway** – *Chief Executive Officer, President*
**Mark Foote** – *Director of International Sales*
**David A. Jonas** – *Chief Financial Officer*
**Elsa Maas** – *Director of Human Resources*
**Philip J. Conway** – *Vice President, Production Technology*



# 2006 Board of Directors

**DEDICATED TO SUCCESS**



***(clockwise from top left):***

**Anthony J. Conway**
*Chairman of the Board, Chief Executive Officer, President, Founder*

**Benson F. Smith**
*Founding Partner of The Sales Research Group, Chairman of the Board of the National Association for Continence*

**Roger W. Schnobrich**
*President of Waynorth Ltd*

**Darnell L. Boehm**
*Principal & Director of Darnell L. Boehm & Associates*

**Peter R. Conway *(not pictured)***
*Chief Executive Officer of Halcon Corporation*

# Financials:

## FOR FISCAL YEAR ENDED SEPTEMBER 30, 2006

# Notes

*Clear Advantage* is a trademark of Rochester Medical Corporation. *FemSoft*, *Natural Catheter*, *Personal Catheter*, *Pop-On*, *Release NF*, *Rochester Medical*, *Ultraflex* and *WideBand* are registered trademarks of Rochester Medical Corporation.

## FINANCIAL INFORMATION

The following pages contain selected financial information from the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006. The entire Form 10-K is available to any shareholder upon request, at no charge, from:

Investor Relations
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976
Telephone: (507) 533-9600
Fax: (507) 533-9725

The selected data begins with certain matters included under Item 5 from the Form 10-K. The selected data includes the following:

## ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the Nasdaq Global Market under the symbol ROCM. The following table sets forth, for the periods indicated, the range of high and low last sale prices for our common stock as reported by the Nasdaq Global-Market. On October 31, 2006, our Board of Directors declared a two-for-one stock split of our common stock. As a result of the stock split, on November 17, 2006, shareholders received one additional common share for each common share held on the record date of November 14, 2006. All share and per share amounts in this Form 10-K, including our financial statements, have been retroactively restated to reflect our stock split.

| | High | Low |
|---|---|---|
| **Fiscal 2005** | | |
| First Quarter | $4.89 | $4.26 |
| Second Quarter | 6.65 | 4.29 |
| Third Quarter | 6.14 | 4.75 |
| Fourth Quarter | 4.80 | 4.25 |
| **Fiscal 2006** | | |
| First Quarter | $5.10 | 4.55 |
| Second Quarter | 6.37 | 5.08 |
| Third Quarter | 7.75 | 6.22 |
| Fourth Quarter | 8.12 | 7.05 |

In December 1999, the Board of Directors authorized a stock repurchase program. Up to two million shares of our outstanding common stock may be repurchased under the program. Purchases may be made from time to time at prevailing prices in the open market and through other customary means. No time limit has been placed on the duration of the stock repurchase program and it may be conducted over an extended period of time as business and market conditions warrant. We also may discontinue the stock repurchase program at any time. The repurchased shares will be available for reissuance pursuant to employee stock option plans and for other corporate purposes. We intend to fund such repurchases with currently available funds. During fiscal 2006, we did not repurchase any shares of common stock.

Pursuant to our employee stock plans relating to the grant of employee stock options and restricted stock awards, we have granted and may in the future grant employee stock options to purchase shares of our common stock for which the purchase price may be paid by means of delivery to us by the optionee of shares of our common stock that are already owned by the optionee (at a value equal to market value on the date of the option exercise). During the period covered by this report, no options to purchase shares of our common stock were exercised for which the purchase price was so paid.

### Holders

As of December 12, 2006, we had 131 shareholders of record. Such number of record holders does not reflect shareholders who beneficially own common stock in nominee or street name.

### Dividends

We have paid no cash dividends on our common stock, and we do not intend to pay cash dividends on our common stock in the future.

## ITEM 6. Selected Financial Data

The following selected financial data of Rochester Medical Corporation as of September 30, 2006 and 2005 and for the three fiscal years ended September 30, 2006, 2005 and 2004 are derived from, and should be read together with, our financial statements audited by McGladrey Pullen LLP and Ernst & Young LLP, independent auditors, included elsewhere in this Form 10-K. The following selected financial data as of September 30, 2004, 2003 and 2002 and for the fiscal years ended September 30, 2003 and 2002 are derived from audited financial statements not included herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-K. All share and per share data have been restated to reflect our 2 for 1 stock split on November 17, 2006.

| | Fiscal Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (In thousands, except for per share data) | | | | |
| Net sales | $21,666 | $15,942 | $15,011 | $14,655 | $11,076 |
| Cost of sales | 13,057 | 10,330 | 9,615 | 9,574 | 7,888 |
| Gross profit | 8,609 | 5,612 | 5,396 | 5,081 | 3,188 |
| Operating expenses: | | | | | |
| Marketing and selling | 3,109 | 2,398 | 2,176 | 2,225 | 2,196 |
| Research and development | 760 | 730 | 706 | 875 | 835 |
| General and administrative | 3,345 | 2,127 | 1,857 | 1,809 | 1,763 |
| Total operating expenses | 7,214 | 5,255 | 4,739 | 4,909 | 4,794 |
| Income (loss) from operations | 1,395 | 357 | 657 | 172 | (1,606) |
| Interest income (expense), net | (110) | 124 | 90 | 158 | 212 |
| Net income (loss) before income tax | 1,287 | 481 | 747 | 330 | (1,394) |
| Income tax benefit | 672 | 454 | — | — | — |
| Net income (loss) | $ 1,959 | $ 935 | $ 747 | $ 330 | $(1,394) |
| Net income (loss) per common share — basic | $ .18 | $ .09 | $ .07 | $ .03 | $ (.13) |
| Net income (loss) per common share — diluted | $ .17 | $ .08 | $ .07 | $ .03 | $ (.13) |
| Weighted average number of common shares outstanding — basic | 11,068 | 10,932 | 10,868 | 10,760 | 10,658 |
| Weighted average number of common shares outstanding — diluted | 11,666 | 11,430 | 11,374 | 11,308 | 10,658 |

| | As of September 30, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (In thousands, except per share data) | | | | |
| Balance Sheet Data: | | | | | |
| Cash, cash equivalents and marketable securities | $ 2,907 | $ 6,416 | $ 5,872 | $ 5,966 | $ 4,464 |
| Working capital | 7,664 | 12,671 | 11,119 | 10,398 | 8,523 |
| Total assets | 35,952 | 22,209 | 21,384 | 21,125 | 19,636 |
| Long-term debt and capital lease obligations | 7,563 | 98 | 172 | 267 | — |
| Accumulated deficit | (20,086) | (22,045) | (22,979) | (23,726) | (24,056) |
| Total shareholders' equity | $ 23,097 | $ 20,288 | $ 18,888 | $ 18,142 | $ 17,144 |

## ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the narrative description of our business in Item 1 of Part I of our Annual Report on Form 10-K and our Consolidated Financial Statements, accompanying Notes and other information listed in the accompanying Financial Table of Contents.

### Overview

We develop, manufacture and market a broad line of innovative, technologically enhanced PVC-free and latex-free urinary continence and urine drainage care products for the extended care and acute care markets. Our products are comprised of our base products, which include our male external catheters and standard silicone Foley catheters, and our advanced products, which include our intermittent catheters, our anti-infection Foley catheters and our *FemSoft Insert.* We market our products under our *Rochester Medical®* brand, and also supply our products to several large medical product companies for sale under brands owned by these companies, which are referred to as private label sales. The primary markets for our products are distributors, extended care facilities and individual hospitals and healthcare institutions. We sell our products both in the domestic market and internationally. International sales accounted for approximately 49% of total sales in fiscal 2006 compared to 47% in fiscal 2005.

Net sales for our fiscal year ended September 30, 2006 were $21.7 million, an increase of 35.9% from $15.9 million in the prior fiscal year. The increase in net sales was a result of an increase in both branded and private label sales. The increase in branded sales primarily was attributable to an increase of advanced products and increased sales in the United Kingdom related to the asset acquisition we completed in June 2006. Private label sales of both base products and advanced products were up over last year.

Our five largest customers in fiscal 2006 represented approximately 47% of our total net sales. Because our larger customers typically purchase products in relatively large quantities at a time, our financial performance can fluctuate from quarter to quarter depending upon the timing of their purchases. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net sales.

A significant portion of our net sales to date have depended on our ability to provide products that meet the requirements of medical product companies that resell or distribute our products, and on the sales and marketing efforts of such entities. Arrangements with these entities are likely to continue to be a significant portion of our revenues in the future, while we continue to establish our own market presence under the *Rochester Medical* brand name.

Our manufacturing facilities, which we own, are located in Stewartville, Minnesota, and have been designed to accommodate the specialized requirements for the manufacture of medical devices, including FDA requirements for Quality System Regulation. A substantial portion of the expenses associated with our manufacturing facilities are fixed in nature (i.e. depreciation) and will reduce our operating margin until such time, if ever, as we are able to increase utilization of our capacity through increased sales of our new products.

Recent events that have contributed to the recent growth of our business include:

- On June 2, 2006, we, through our subsidiary Rochester Medical Limited, completed the acquisition of certain assets of Coloplast A/S ("Coloplast") and Mentor Medical Limited ("MML"). Through the acquisition, we acquired certain assets, including certain trademarks, related to sales of male external catheters, or MECs, in the United Kingdom. The assets also included MML's sales offices and warehouse facility in Lancing, England.
- We also entered into a separately negotiated Private Label Distribution Agreement with Coloplast under which we will supply silicone MECs to Coloplast, which will be sold under Coloplast's brands worldwide excepting the United Kingdom. The Private Label Distribution Agreement specifies annual minimum purchases of silicone MECs by Coloplast. Coloplast will also supply us with our requirement of latex MECs which we will sell in the United Kingdom under our newly acquired *Freedom ®* and *Freedom Plus ®* brands.
- On June 2, 2006, we separately completed the acquisition of certain assets owned and used by Mentor Corporation ("Mentor") in its silicone MEC business. We acquired certain equipment and other tangible

assets in Mentor's facility in Anoka, Minnesota, and purchased certain inventory, work-in-progress and raw materials for the production of silicone MECs; we also leased the Anoka facility from Mentor for six months following the closing of the transaction until we were able to transfer the assets to our Stewartville facilities. Upon the closing of the transactions, the existing Supply Agreement, Foley Catheter Sales and Distribution Agreement and MEC License and Sales Distribution Agreement (including, but not limited to the Patent License and Technology License thereunder) between us and Mentor were terminated, and Mentor conveyed to us all intellectual property exclusively related to the manufacturing and sale of silicone MECs at the Anoka facility.

- On October 31, 2006, our Board of Directors declared a two-for-one stock split of the our common stock. As a result of the stock split, on November 17, 2006, shareholders received one additional common share for each common share held on the record date of November 14, 2006. All share and per share amounts in the discussion below have been restated to reflect our stock split.

- On November 6, 2006, we announced we had been awarded a national Group Purchasing Contract for urological products from Premier Purchasing Partners, L.P. ("Premier"). The agreement becomes effective March 1, 2007. Premier is one of the largest Group Purchasing Organizations in the United States with over $27 billion in contract purchases per year. Its members include more than 1,500 hospital facilities and hundreds of other care sites. The contract includes our Foley catheters (including its infection control catheters), MECs, intermittent catheters, and urethral inserts.

- On November 20, 2006, we announced that we had reached a settlement with Premier, Inc. and Premier Purchasing Partners, L.P. with respect to the lawsuit we initiated in February 2004 against certain GPOs and individual defendants alleging anti-competitive conduct against the defendants in the markets for standard and anti-infection Foley catheters as well as urethral catheters. Under the settlement agreement, Premier will pay us $8,825,000 (net $5,155,000 after payment of attorneys' fees and expenses) and will be dismissed from the lawsuit. On December 14, 2006, we announced we had reached a settlement with C.R. Bard, Inc., whereby C.R. Bard, Inc. will pay us $49,000,000 (net $33,450,000 after payment of attorneys' fees and expenses), and will be released from the lawsuit. The litigation continues against all other defendants in the case, which is scheduled for trial in May 2007. We cannot estimate the prospects of a favorable outcome for this litigation.

- On December 11, 2006, we announced we had signed a new Private Label Agreement for supply of MECs to Hollister Incorporated for sale under the Hollister brand worldwide, excluding the United Kingdom, and also announced that we amended our 2003 OEM/Private Label Agreement. The two companies also agreed to terminate the Common Interest and Defense Agreement which we entered into in September 2004 for the defense of our Hydrophilic Intermittent catheter technology with respect to the patent infringement action in the United Kingdom between Coloplast A/S and Hollister. We have agreed with Hollister to release each other from any claims under the Common Interest and Defense Agreement. In particular, we will not be required to pay any additional legal fees under the terminated agreement.

Our net income increased 110% to $1,959,000 in fiscal 2006. Prior to fiscal 2003, we generated only limited revenues and experienced net losses. Net income for the fiscal years ended September 30, 2005, 2004 and 2003 was $934,000, $747,000 and $330,000, respectively, while the net loss for the fiscal year ended September 30, 2002 was $1.4 million. We had an accumulated deficit of approximately $20.1 million at September 30, 2006.

**Application of Critical Accounting Policies**

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate these estimates and judgments. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our financial statements.

***Inventories***

Inventories are valued at the lower of cost, with cost being determined using a standard cost method, which approximates average cost, or the current estimated market value of the inventory. Our policy is to establish an excess and obsolete reserve for our products in excess of the expected demand for such products. At September 30, 2006, this reserve was $82,000, compared to $100,000 at September 30, 2005. If actual future demand or market conditions differ from those projected by us, additional inventory valuation adjustments may be required. These valuation adjustments would be included in cost of goods sold.

***Accounts Receivable***

We maintain an allowance for doubtful accounts, which is calculated by a combination of specific account identification as well as percentages of past due balances. At September 30, 2006, this allowance was $56,000 compared to $94,000 at September 30, 2005. If actual future collections or customer conditions differ from those projected by us, additional receivables valuation adjustments may be required.

***Revenue Recognition***

We recognize revenue from product sales upon shipment when title transfers to customers. Amounts received for upfront license fees under multiple-element supply and distribution arrangements are deferred and recognized over the period of supply, if such arrangements require our on-going services or performance.

***Stock-Based Compensation***

We adopted the provisions of Statement of Financial Accounting Standards (SFAS) 123R, *Share-Based Payment* on October 1, 2005. SFAS 123R requires us to measure and recognize in our consolidated statements of operations the expense associated with all share-based payment awards made to employees and directors based on estimated fair values. We utilize the Black-Scholes option valuation model to measure the amount of compensation expense to be recognized for each option award. There are several assumptions that must be made when using the Black-Scholes model such as the expected term of each option, the expected volatility of the stock price during the expected term of the option, the expected dividends to be paid and the risk free interest rate expected during the option term. Of these assumptions, the expected term of the option and expected volatility of our common stock are the most difficult to estimate since they are based on the exercise behavior of employees and the expected future performance of our stock. An increase in the volatility of our stock price or an increase in the average period before exercise will increase the amount of compensation expense on new awards. Dividend yields and risk-free interest rates are less difficult to estimate, but an increase in the dividend yield will cause a decrease in compensation expense and an increase in the risk-free interest rate will increase compensation expense. We believe the assumptions used in computing our compensation expense for the year ended September 30, 2006 are appropriate.

***Income Taxes***

The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient taxable income in the United States, based on estimates and assumptions. We record a valuation allowance to reduce the carrying value of our net deferred tax asset to the amount that is more likely than not to be realized. During 2005 management concluded that we had attained a sufficient level of sustained profitability to allow the valuation allowance to be reduced to reflect management's estimate of the amount of deferred tax assets that will be realized in the near term. Considering projected levels of future income management reduced the valuation allowance by $454,000 during 2005. As a result of the asset acquisition in fiscal 2006 discussed above, management further reduced the valuation allowance by approximately $777,000 to reflect management's revised and increased estimates of future taxable income. For the year ended September 30, 2006, we had a $7.1 million valuation allowance related to our net deferred tax assets of $8.3 million. On December 14, 2006, we announced a settlement agreement with C.R. Bard, Inc. that management believes will significantly reduce the valuation allowance in the first quarter of fiscal 2007 as a result of this subsequent event. In the event we determine that we are able to realize additional deferred tax assets in the future, an adjustment to the deferred tax asset will increase net income in the period such determination is made. On a quarterly basis, we evaluate the realizability of our deferred tax assets and assess the requirements for a valuation allowance.

### *Goodwill*

We record as goodwill the excess of purchase price over the fair value of the identifiable tangible and intangible net assets acquired as prescribed by SFAS No. 142, "*Goodwill and Other Intangible Assets.*" Under this standard, goodwill and intangibles with indefinite useful lives are not amortized. This standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and other intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. Intangible assets with finite lives are amortized over their estimated useful lives.

### *Long-Lived Assets*

We review our long-lived assets for impairment as prescribed by SFAS No. 144, "*Accounting for the Impairment of Disposal of Long-Lived Assets*" whenever events or changes in circumstances indicate that our carrying value of long-lived assets may not be recoverable. Long-lived assets are considered not recoverable when the carrying amount of a long-lived asset (asset group) exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If it is determined that a long-lived asset (asset group) is not recoverable, an impairment loss is recorded equal to the excess of the carrying amount of the long-lived asset (asset group) over the long-lived asset's (asset group's) fair value. Fair value is the amount at which the long-lived asset (asset group) could be bought or sold in a current transaction between a willing buyer and seller, other than in a forced or liquidation sale.

## Results of Operations

The following table sets forth, for the periods indicated, certain items from our statements of operations expressed as a percentage of net sales:

| | Fiscal Years Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Total net sales | 100% | 100% | 100% |
| Cost of sales | 60 | 65 | 64 |
| Gross margin | 40 | 35 | 36 |
| Operating expenses: | | | |
| Marketing and selling | 14 | 15 | 15 |
| Research and development | 4 | 5 | 5 |
| General and administrative | 15 | 13 | 12 |
| Total operating expenses | 33 | 33 | 32 |
| Income from operations | 7 | 2 | 4 |
| Interest income (expense), net | (1) | 1 | 1 |
| Income before income taxes | 6% | 3% | 5% |

Our products are comprised of our base products, which include our male external catheters and standard silicone Foley catheters, and our advanced products, which include our intermittent catheters, our anti-infection Foley catheters and our *FemSoft Insert.* The following table sets forth, for the periods indicated, net sales information by product category (base products and advanced products), marketing method (private label and

*Rochester Medical* branded sales) and distribution channel (domestic and international markets) (all dollar amounts below are in thousands):

| | Fiscal Years Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | 2004 | | |
| | Domestic | International | Total | Domestic | International | Total | Domestic | International | Total |
| Private label sales: | | | | | | | | | |
| Base products | $ 5,596 | $ 4,406 | $10,002 | $4,100 | $4,156 | $ 8,256 | $3,660 | $3,900 | $ 7,560 |
| Advanced products | 646 | 100 | 682 | 250 | 139 | 389 | 725 | 154 | 879 |
| Total private label sales | 6,242 | 4,506 | 10,684 | 4,350 | 4,295 | 8,645 | 4,385 | 4,054 | 8,439 |
| Branded sales: | | | | | | | | | |
| Base products | 3,368 | 5,706 | 9,138 | 3,208 | 2,893 | 6,101 | 3,027 | 2,618 | 5,645 |
| Advanced products | 1,383 | 461 | 1,844 | 884 | 312 | 1,196 | 575 | 352 | 927 |
| Total branded sales | 4,751 | 6,167 | 10,982 | 4,092 | 3,205 | 7,297 | 3,602 | 2,970 | 6,572 |
| Total net sales: | $10,993 | $10,673 | $21,666 | $8,442 | $7,500 | $15,942 | $7,987 | $7,024 | $15,011 |

***Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005***

*Net Sales.* Net sales increased 35.9% to $21.7 million in fiscal 2006 from $15.9 million in the prior fiscal year. The increase in net sales was a result of an increase in branded and private label sales. The increase in branded sales primarily was attributable to increased sales of advanced products and increased sales in the United Kingdom related to the asset acquisition. Private label sales of both base products and advanced products were up over last year.

*Gross Margin.* Our gross margin was 40% in fiscal 2006 compared to 35% in the prior fiscal year. Our increase in gross margin in fiscal 2006 was primarily due to increased sales.

*Marketing and Selling.* Marketing and selling expense primarily includes costs associated with base salary paid to sales and marketing personnel, sales commissions, and travel and advertising expense. Marketing and selling expense increased 30% in fiscal 2006 as compared to fiscal 2005, with marketing and selling expense of approximately $3.1 million in fiscal 2006 and $2.4 million in fiscal 2005. The increase in marketing and selling expense is primarily related to increased sales personnel and related expenses of $654,000 incurred through the addition of our new U.K. operations, and $132,000 related to stock options in accordance with the new reporting requirements of SFAS 123(R). Marketing and selling expense as a percentage of net sales for fiscal 2006 was 14% compared to 15% for fiscal 2005.

*Research and Development.* Research and development expense primarily includes internal labor costs, as well as expense associated with third-party vendors performing validation and investigative research regarding our products and development activities. Research and development expense increased 4% to $0.8 million in fiscal 2006 from $0.7 million in the prior fiscal year. The increase in research and development expense relates primarily to increased compensation expense of $63,000 and $60,000 related to stock options in accordance with the new reporting requirements of SFAS 123(R), offset by a decrease in product development costs. Research and development expense as a percentage of net sales for fiscal 2006 was 4% and fiscal 2005 was 5%.

*General and Administrative.* General and administrative expense primarily includes payroll expense related to our management and accounting, information technology and human resources staff, as well as fees and expenses of outside legal counsel and accounting advisors. General and administrative expense increased 57% to $3.3 million in fiscal 2006 from $2.1 million in the prior fiscal year. The increase in general and administrative expense is primarily related to increased administrative costs of $289,000 associated with the addition of our U.K. operations, $197,000 of compensation expense for bonus compensation under our annual incentive program, $239,000 of depreciation and amortization related to the U.K. addition, $50,000 in professional fees and $408,000 related to stock options in accordance with the new reporting requirements of SFAS 123(R). General and administrative expense as a percentage of net sales for fiscal 2006 and fiscal 2005 was 15% and 13%, respectively.

*Interest Income.* Interest income increased 59% to $220,000 in fiscal 2006 from $139,000 in the prior fiscal year offset by a loss on sale of investments of $104,000. The increase reflects significantly higher cash positions and an overall higher interest rate on investments during the first eight months of the year reduced by the sale of investments used to fund our purchase of certain assets from Mentor and Coloplast in June 2006 transactions.

*Interest Expense.* Interest expense increased to $225,000 in fiscal 2006 from $15,000 in fiscal 2005. The increase in interest expense reflects increases in debt used to partially finance our asset acquisitions discussed above.

*Income Taxes.* We had a history of pre-tax losses and until fiscal 2003 had not generated taxable income. While we had pre-tax income in fiscal 2006, 2005, 2004 and 2003, we utilized a portion of our net operating loss carryforward for which no deferred income tax asset was recorded. Therefore, no federal income tax was due for fiscal 2006, 2005, 2004 or fiscal 2003, and no federal income tax expense was recorded. Income taxes payable are a result of taxable income in the United Kingdom.

We established a deferred tax asset of $454,000 in fiscal 2005. As a result of the asset acquisition discussed above, management further reduced our deferred tax valuation allowance by approximately $777,000 to reflect management's revised and increased estimates of future taxable income. Accordingly, the net deferred income tax asset as of September 30, 2006, represents an estimate of the tax benefit to be realized based on projected taxable income over the next three years with a corresponding reduction in our deferred tax asset related to the tax loss carryforward. We have established a valuation allowance against the remaining amount of our deferred tax assets. We believe the settlement agreement with C.R. Bard will significantly reduce the valuation allowance in the first quarter of fiscal 2007 as a result of this subsequent event.

As of September 30, 2006, we have $21.6 million of federal net operating loss carryforwards available to offset future taxable income which begin to expire in 2009. Future expiration by year is as follows: 2009: $589,000; 2010: $1,302,000: 2011: $1,147,000 and thereafter, $18,562,000. In addition, under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Future use of our net operating loss carryforwards may be restricted due to changes in ownership or from future tax legislation.

*Net Income.* Our net income increased 110% to $1,959,000 in fiscal 2006. Increased sales and gross margin, along with the increase in our deferred tax assets were partially offset by higher operating expenses.

***Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004***

*Net Sales.* Net sales increased 6.2% to $15.9 million in fiscal 2005 from $15.0 million in the prior fiscal year. The increase in net sales primarily was attributable to an increase in branded sales as we continued to increase sales of advanced products. The increase in private label sales of base products was partially offset by a decrease in sales of advanced products, primarily attributable to lower sales in Europe as a result of the patent dispute between Coloplast and Hollister Incorporated, a significant customer of ours. Coloplast commenced suit against Hollister in the United Kingdom in September 2004 alleging that the Hydrophilic Catheter packaging configuration infringed Coloplast's European patent. The European Patent Office deemed Coloplast's packaging patent invalid.

*Gross Margin.* Our gross margin was 35% in fiscal 2005 compared to 36% in the prior fiscal year. Our decrease in gross margin in fiscal 2005 was primarily due to inefficiencies in manufacturing of newly introduced products.

*Marketing and Selling.* Marketing and selling expense primarily includes costs associated with base salary paid to sales and marketing personnel, sales commissions, and travel and advertising expense. Marketing and selling expense increased 10% in fiscal 2005 as compared to fiscal 2004, with marketing and selling expense of approximately $2.4 million in fiscal 2005 and $2.2 million in fiscal 2004. The increase in total dollars spent on marketing and selling is related to launching expenditures for our closed systems and increased employee health costs. Marketing and selling expense as a percentage of net sales for fiscal 2005 and fiscal 2004 was 15%.

*Research and Development.* Research and development expense primarily includes internal labor costs, as well as expense associated with third-party vendors performing validation and investigative research regarding our products and development activities. Research and development expense remained relatively flat at $0.7 million in fiscal 2005 compared to the prior fiscal year. Research and development expense as a percentage of net sales for fiscal 2005 and fiscal 2004 was 5%.

*General and Administrative.* General and administrative expense primarily includes payroll expense related to our management and accounting, information technology and human resources staff, as well as fees and expenses of outside legal counsel and accounting advisors. General and administrative expense increased 15% to $2.1 million in fiscal 2005 from $1.9 million in the prior fiscal year. The increase in general and administrative expense primarily reflects increased costs associated with being a public company, including legal, audit and shareholder services. General and administrative expense as a percentage of net sales for fiscal 2005 and fiscal 2004 was 13% and 12%, respectively.

*Interest Income, Net.* Interest income, net, increased 38% to $124,000 in fiscal 2005 from $90,000 in the prior fiscal year. The increase in net interest income primarily reflects generally higher interest rates in fiscal 2005, as well as lower interest expense relating to debt incurred by us in purchasing real property in fiscal 2003.

*Income Taxes.* We had a history of pre-tax losses and until fiscal 2003 had not generated taxable income. While we had pre-tax income in fiscal 2005, 2004 and 2003, we utilized a portion of our net operating loss carryforward for which no deferred tax asset was recorded and therefore, no federal income taxes are due for fiscal 2005, 2004 or fiscal 2003.

We established a deferred tax asset of $454,000 in fiscal 2005, which represents an estimate of the tax benefit to be realized based on projected taxable income over the next three years with a corresponding reduction in our reserve for tax loss carryforward. We established a valuation allowance against the remaining amount of our deferred tax asset.

As of September 30, 2005, we had $23.5 million of federal net operating loss carryforwards available to offset future taxable income which began to expire in 2007.

*Net Income.* Our net income increased 25% to $934,000 in fiscal 2005. Increased sales and gross margin, along with the booking of our deferred tax asset was partially offset by higher operating expenses.

**Liquidity and Capital Resources**

We have historically financed our operations primarily through public offerings and private placements of our equity securities, and have raised approximately $40.7 million in net proceeds since our inception.

Our cash, cash equivalents and marketable securities were $2.9 million at September 30, 2006 compared with $6.4 million at September 30, 2005.

We generated a net $2.8 million of cash in operating activities during the year compared with $602,000 for the same period last year. Cash flow provided by operating activities in 2006 was comprised of net income of $1,959,000 reduced by an increase in net working capital components and increased by net non-cash charges of $908,000, primarily depreciation and amortization of $1,242,000 and stock based compensation of $600,000 partially offset by the increase in deferred income taxes of $777,000 and the reduction of deferred revenue of $157,000. Significant working capital changes are as follows:

- $1,289,000 increase in accounts receivable reflecting increasing sales activity over prior year.
- $706,000 increase in inventory for the reason stated above.
- $995,000 increase in accounts payable relating to timing of payments and increased volume over fiscal 2005.
- $983,000 increase in accrued expenses primarily related to VAT and income taxes payable in the United Kingdom as a result of the asset acquisition from Coloplast.

In fiscal 2002, we entered into an agreement with Coloplast granting Coloplast exclusive marketing and distribution rights with respect to our *Release-NF* Foley catheters in certain geographic areas. Coloplast paid us $1,000,000 for these exclusive rights. In addition, during the fiscal quarter ended September 30, 2003, we entered into an agreement granting Hollister Inc. exclusive marketing and distribution rights in certain geographic areas with respect to our hydrophilic intermittent catheters in exchange for a cash payment of $200,000. In accordance with generally accepted accounting principles, we are recognizing these amounts over the terms of the respective agreements.

During fiscal 2006, our working capital position, excluding cash and marketable securities, increased by $1,008,000. Accounts receivable balances increased 40% or $1,289,000 during the fiscal year primarily due to increased sales. Inventories as of September 30, 2006 increased $706,000 or 18% over fiscal 2005 as a result of increased sales. Other current assets were relatively flat with fiscal 2005. Current liabilities increased $3.6 million during the year as a result of the asset acquisition from Mentor and Coloplast. Some of the factors that contributed to the increase in current liabilities are VAT and income taxes payable in the United Kingdom, increased accrual for executive compensation, and current maturities of debt related to the asset acquisitions mentioned above. Changes in other asset and liability balances related to timing of expense recognition.

Investing activities, primarily capital expenditures related to the asset acquisitions from Mentor and Coloplast and the sale of marketable securities, used net cash of $5.9 million in fiscal 2006.

On June 2, 2006, we, through our subsidiary Rochester Medical Limited, completed the acquisition of certain assets of Coloplast and MML, pursuant to an agreement dated May 17, 2006. We paid a cash purchase price of $9.3 million at closing, and agreed to pay an additional $5.3 million in equal installments over five years, plus or minus an amount based on units sold over the five year period. Based on current sales volumes, we do not currently project a material change to the purchase price based on this provision. As provided in the agreement, we acquired certain assets, including certain trademarks, related to sales of MECs in the United Kingdom. The assets also include MML's UK Dispensing Appliance Contractor License and its sales offices and warehouse facility in Lancing, England. We also purchased approximately $160,000 of inventory to be sold in the United Kingdom.

On June 2, 2006, we completed the acquisition of certain assets owned and used by Mentor Corporation in its silicone MEC business. Pursuant to the Asset Purchase Agreement, we paid $750,000 for certain equipment and other tangible assets in Mentor's facility in Anoka, Minnesota, and purchased certain inventory, work-in-progress and raw materials for the production of silicone MECs for approximately $879,000; we also leased the Anoka facility from Mentor for six months following the closing of the transactions. Upon the closing of the transactions, the existing Supply Agreement, Foley Catheter Sales and Distribution Agreement and MEC License and Sales Distribution Agreement (including, but not limited to the Patent License and Technology License thereunder) between us and Mentor were terminated.

On June 2, 2006, in conjunction with the financing of the transactions between us, Mentor, and Coloplast, we entered into a $7,000,000 credit facility with U.S. Bank National Association. The new credit facility replaces the prior $1,000,000 revolving line of credit with U.S. Bank that expired on March 31, 2006. The new credit facility consists of a $5,000,000 term loan payable in five years and accruing interest at a rate equal to the quoted one-month LIBOR rate plus 1.60% as of the date of the loan, and a revolving line of credit of up to $2,000,000, maturing annually beginning March 31, 2007, with interest payable monthly at a floating rate based on the quoted one-month LIBOR rate plus 1.60%. In November 2006, the interest rate on the term loan was fixed at 6.83%. As of September 30, 2006, we had no borrowings under the revolving line of credit. Our obligations are secured by our assets, including accounts receivable, general intangibles, inventory, and equipment. The term loan agreement and revolving credit agreement require us to comply with certain financial covenants beginning with the first quarter of fiscal 2007, including a fixed charge coverage ratio and minimum working capital of $8 million, and restrict certain additional indebtedness and liens.

On November 20, 2006, we announced that we had reached a settlement with Premier with respect to the lawsuit we initiated in February 2004 against certain GPOs and individual defendants alleging anti-competitive conduct against the defendants in the markets for standard and anti-infection Foley catheters as well as urethral catheters. Under the settlement agreement, Premier will pay us $8,825,000 (net $5,155,000 after payment of attorneys' fees and expenses) and will be dismissed from the lawsuit. On December 14, 2006, we announced we had reached a settlement with C.R. Bard, Inc., whereby C.R. Bard, Inc. will pay us $49,000,000 (net $33,450,000 after payment of attorneys' fees and expenses) and will be released from the lawsuit.

We currently believe that our existing resources and anticipated cash flows from operations and known cash settlements will be sufficient to satisfy our capital needs for the foreseeable future. However, our actual liquidity and capital requirements will depend upon numerous factors, including the costs, method and timing of expansion of sales and marketing activities; the amount of revenues from sales of our existing and new products; changes in, termination of, and the success of, existing and new distribution arrangements; the cost of maintaining, enforcing and defending patents and other intellectual property rights; competing technological and market developments; developments related to regulatory and third party reimbursement matters; the cost and progress of our research and development efforts; opportunities for growth through acquisition, joint venture or other business combinations, if any; and other factors. In the event that additional financing is needed, we may seek to raise additional funds through public or private financing, collaborative relationships or other arrangements. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve significant restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies, products or marketing territories. Failure to raise capital when needed could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that such financing, if required, will be available on terms satisfactory to us, if at all.

### Disclosures about Contractual Obligations and Commercial Commitments

The following table summarizes our contractual commitments and commercial obligations that affect our financial condition and liquidity position as of September 30, 2006:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1-3 years** | **4-5 years** | **After 5 years** |
| Long Term Debt, including interest | $11,033,229 | $2,295,296 | $6,776,747 | $1,961,187 | $— |
| Capital Lease Obligations | 67,600 | 44,615 | 22,985 | — | — |
| Purchase Obligations (general operating) | 1,722,957 | 1,722,957 | — | — | — |
| Total Contractual Cash Obligations | $12,823,786 | $4,062,868 | $6,799,732 | $1,961,187 | $— |

### Off-Balance Sheet Arrangements

As of September 30, 2006, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

### New Accounting Pronouncements

Effective October 1, 2005, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "*Share-Based Payment*" ("SFAS 123(R)") which requires all share-based payments, including grants of stock options, to be recognized in the statement of operations as an operating expense based on their fair values over the requisite service period. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25 "*Accounting for Stock Issued to Employees*" for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R). We elected to utilize the modified-prospective transition method as permitted by SFAS 123(R). Under this transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense for the year ended September 30, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, October 1, 2005, based on grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "*Accounting for Stock-Based Compensation*;" and (b) compensation expense for all stock-based compensation awards granted subsequent to October 1, 2005, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). We recorded approximately $600,000 of related stock-based compensation expense for the year ended September 30, 2006. This stock-based compensation expense reduced both basic and diluted earnings per share by $0.05 for the year ended September 30, 2006.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. SFAS 123(R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*." The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R).

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an amendment of ARB No. 43, Chapter 4* ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43 to require idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. In addition, SFAS 151 requires the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted SFAS 151 on October 1, 2005 with no material impact to our consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, or "FIN 47," which clarifies terminology in FASB Statement No. 143, *Accounting for Asset Retirement Obligations.* FIN 47 clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation. In fiscal 2006 we adopted FIN 47 with no material impact on our consolidated financial statements.

In May 2005, the FASB issued FASB Statement No. 154, *Accounting Changes and Error Corrections.* This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires retrospective application of a voluntary change in accounting principle with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also requires accounting for a change in method of depreciating or amortizing a long-lived nonfinancial asset as a change in estimate (prospectively) effected by a change in accounting principle. Further, the Statement requires that correction of errors in previously issued financial statements be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. We do not believe the adoption of FASB Statement 154 will have a material effect on our financial position or results of operations

In July 2006, the FASB issued FASB Interpretation No. 48, as amended, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109* ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance. The provisions governing recognition of the funded status of a defined benefit plan and related disclosures are effective as of the end of fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 16, 2008. Because we currently do not have defined benefit or other post retirement plans the standard will have no effect on us.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and expands disclosure requirements pertaining to fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact that this guidance may have on our results of operations and financial position.

In September 2006, the SEC staff issued Staff Accounting Bulletin 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. We are currently assessing the impact of adopting SAB 108 but do not expect that it will have a significant effect on our consolidated financial statements.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders
of Rochester Medical Corporation

We have audited the accompanying consolidated balance sheets of Rochester Medical Corporation as of September 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for the years then ended. Our audit also included the 2006 and 2005 financial statement Schedule II listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rochester Medical Corporation as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement Schedule II, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ McGLADREY & PULLEN LLP

Rochester, Minnesota
October 27, 2006

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders
of Rochester Medical Corporation

We have audited the accompanying statements of operations, shareholders' equity and cash flows of Rochester Medical Corporation for the year ended September 30, 2004. Our audit also included the information relating to fiscal 2004 in the financial statement schedule listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows of Rochester Medical Corporation for the year ended September 30, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
October 22, 2004

## ROCHESTER MEDICAL CORPORATION
## CONSOLIDATED BALANCE SHEETS

| | September 30, 2006 | September 30, 2005 |
|---|---|---|
| **Assets:** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,906,698 | $ 1,129,876 |
| Marketable securities | — | 5,286,553 |
| Accounts receivable, less allowance for doubtful accounts ($55,540 — 2006; $93,549 — 2005) | 4,494,094 | 3,204,824 |
| Inventories, net | 4,642,578 | 3,936,243 |
| Prepaid expenses and other current assets | 410,267 | 351,027 |
| Deferred income tax assets | 53,000 | 21,000 |
| | 12,506,637 | 13,929,523 |
| Property, plant and equipment: | | |
| Land | 365,951 | 365,951 |
| Buildings | 7,210,156 | 5,994,496 |
| Equipment and fixtures | 12,208,194 | 11,783,213 |
| | 19,784,301 | 18,143,660 |
| Less accumulated depreciation | (11,545,055) | (10,582,357) |
| Total property, plant and equipment | 8,239,246 | 7,561,303 |
| Deferred income tax assets | 1,178,000 | 433,000 |
| Goodwill | 5,487,141 | — |
| Finite life intangibles, less accumulated amortization ($217,843 — 2006; $0 — 2005) | 8,270,157 | — |
| Patents, less accumulated amortization ($1,026,564 — 2006; $965,013 — 2005) | 271,171 | 285,194 |
| Total assets | $ 35,952,352 | $ 22,209,020 |
| **Liabilities and Shareholders' Equity:** | | |
| Current liabilities: | | |
| Accounts payable | $ 1,278,441 | $ 283,332 |
| Accrued compensation | 651,476 | 326,284 |
| Accrued vacation | 105,358 | 88,706 |
| Accrued professional fees | 137,000 | 150,321 |
| Accrued VAT | 454,453 | — |
| Accrued expenses | 378,648 | 178,945 |
| Deferred revenue | 114,287 | 157,143 |
| Current maturities of debt | 1,681,361 | 34,000 |
| Current maturities of capital leases | 42,084 | 39,785 |
| Total current liabilities | 4,843,108 | 1,258,516 |
| Long-term liabilities: | | |
| Deferred revenue | 449,999 | 564,286 |
| Long-term debt, less current maturities | 7,540,737 | 34,000 |
| Capital leases, less current maturities | 21,946 | 64,030 |
| Total long-term liabilities | 8,012,682 | 662,316 |
| Shareholders' equity: | | |
| Common stock, no par value: | | |
| Authorized shares — 40,000,000 | | |
| Issued and outstanding shares; (11,086,560 — 2006; 11,047,000 — 2005) | 43,128,727 | 42,407,912 |
| Accumulated deficit | (20,085,742) | (22,044,650) |
| Accumulated other comprehensive income (loss) | 53,577 | (75,074) |
| Total shareholders' equity | 23,096,562 | 20,288,188 |
| Total liabilities and shareholders' equity | $ 35,952,352 | $ 22,209,020 |

*See accompanying notes.*

## ROCHESTER MEDICAL CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Fiscal Years Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net sales | $21,665,837 | $15,941,649 | $15,011,419 |
| Cost of sales | 13,057,090 | 10,330,113 | 9,615,427 |
| Gross profit | 8,608,747 | 5,611,536 | 5,395,992 |
| Operating expenses: | | | |
| Marketing and selling | 3,109,207 | 2,397,816 | 2,175,665 |
| Research and development | 759,639 | 730,105 | 706,157 |
| General and administrative | 3,344,662 | 2,126,813 | 1,856,858 |
| Total operating expenses | 7,213,508 | 5,254,734 | 4,738,680 |
| Income from operations | 1,395,239 | 356,802 | 657,312 |
| Other income (expense): | | | |
| Interest income | 116,341 | 138,692 | 114,982 |
| Interest (expense) | (224,848) | (15,067) | (25,481) |
| | (108,507) | 123,625 | 89,501 |
| Net income before income taxes | 1,286,732 | 480,427 | 746,813 |
| Income tax benefit | 672,176 | 454,000 | — |
| Net income | $ 1,958,908 | $ 934,427 | $ 746,813 |
| Net income per common share — basic | $ .18 | $ .09 | $ .07 |
| Net income per common share — diluted | $ .17 | $ .08 | $ .07 |
| Weighted average number of common shares outstanding — basic | 11,068,102 | 10,932,246 | 10,868,676 |
| Weighted average number of common shares outstanding — diluted | 11,665,992 | 11,429,230 | 11,373,188 |

*See accompanying notes.*

## ROCHESTER MEDICAL CORPORATION
## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

| | Common Stock | | Accumulated Deficit | Unrealized Gain (Loss) on Available-for-Sale Securities | Foreign Currency Translation Adjustment | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at September 30, 2003 | 10,849,400 | $41,857,144 | $(23,725,890) | $ 10,473 | — | $18,141,727 |
| Net income for the year | — | — | 746,813 | — | — | 746,813 |
| Unrealized loss on available-for-sale securities | — | — | — | (84,347) | — | (84,347) |
| Subtotal — comprehensive income | — | — | — | — | — | 662,466 |
| Stock option exercise | 32,862 | 83,556 | — | — | — | 83,556 |
| Balance at September 30, 2004 | 10,882,262 | 41,940,700 | (22,979,077) | (73,874) | — | 18,887,749 |
| Net income for the year | — | — | 934,427 | — | — | 934,427 |
| Unrealized loss on available-for-sale securities | — | — | — | (1,200) | — | (1,200) |
| Subtotal — comprehensive income | — | — | — | — | — | 933,227 |
| Stock option exercise | 164,738 | 467,212 | — | — | — | 467,212 |
| Balance at September 30, 2005 | 11,047,000 | 42,407,912 | (22,044,650) | (75,074) | — | 20,288,188 |
| Net income for the year | — | — | 1,958,908 | — | — | 1,958,908 |
| Foreign currency translation adjustment | — | — | — | — | 53,577 | 53,577 |
| Unrealized loss on available-for-sale securities | — | — | — | 75,074 | — | 75,074 |
| Subtotal — comprehensive income | — | — | — | — | — | 2,087,559 |
| Stock option compensation | — | 599,527 | — | — | — | 599,527 |
| Stock option exercise | 39,560 | 121,288 | — | — | — | 121,288 |
| Balance at September 30, 2006 | 11,086,560 | $43,128,727 | $(20,085,742) | $ — | $53,577 | $23,096,562 |

*See accompanying notes.*

## ROCHESTER MEDICAL CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Fiscal Years Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Operating Activities:** | | | |
| Net income | $ 1,958,908 | $ 934,427 | $ 746,813 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 962,698 | 1,208,946 | 1,238,694 |
| Amortization | 279,394 | 58,315 | 56,383 |
| Stock based compensation | 599,527 | — | — |
| Deferred revenue | (157,142) | (157,142) | (157,142) |
| Deferred income taxes | (776,999) | (454,000) | — |
| Changes in operating assets and liabilities, net of the effects of business acquisitions: | | | |
| Accounts receivable | (1,267,082) | (573,635) | (176,878) |
| Inventories | (693,206) | 9,071 | (402,694) |
| Other current assets | (59,240) | (77,799) | (984) |
| Accounts payable | 995,117 | (495,434) | 271,186 |
| Other current liabilities | 982,675 | 149,112 | (503,433) |
| Net cash provided by operating activities | 2,824,649 | 601,860 | 1,071,945 |
| **Investing Activities:** | | | |
| Capital expenditures | (354,182) | (327,822) | (1,017,459) |
| Business acquisition | (10,857,505) | — | — |
| Patents | (47,529) | (124,213) | (50,082) |
| Purchase of marketable securities | — | (1,133,075) | (3,474,519) |
| Sales and maturities of marketable securities | 5,361,625 | 1,097,084 | 2,340,145 |
| Net cash used in investing activities | (5,897,591) | (488,026) | (2,201,915) |
| **Financing Activities:** | | | |
| Payments on capital leases | (39,785) | (37,611) | (63,644) |
| Proceeds from long-term financing | 5,000,000 | — | — |
| Payments on long-term financing | (250,000) | (34,000) | (34,000) |
| Sale of common stock upon exercise of options | 121,288 | 467,212 | 83,556 |
| Net cash provided by (used in) financing activities | 4,831,503 | 395,601 | (14,088) |
| Effect of exchange rate changes on cash | 18,261 | — | — |
| Increase (decrease) in cash and cash equivalents | 1,776,822 | 509,435 | (1,144,058) |
| Cash and cash equivalents at beginning of year | 1,129,876 | 620,441 | 1,764,499 |
| Cash and cash equivalents at end of year | $ 2,906,698 | $ 1,129,876 | $ 620,441 |
| **Supplemental Cash Flow Information:** | | | |
| Interest Paid | $ 94,650 | $ 15,665 | $ 22,903 |
| **Supplemental disclosure of non-cash financing activities:** | | | |
| Debt used to finance asset acquisition | $ 4,409,099 | $ — | $ — |

*See accompanying notes.*

## ROCHESTER MEDICAL CORPORATION
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**September 30, 2006**

### 1. Business Activity

Rochester Medical Corporation (the "Company") develops, manufactures and markets a broad line of innovative, technologically enhanced urinary continence and urine drainage care products for the home care and acute/extended care markets. The Company currently manufactures and markets standard continence care products, including male external catheters, Foley catheters and intermittent catheters and innovative and technologically advanced products such as its *FemSoft Insert*, *Release-NF* catheter and antibacterial and hydrophilic intermittent catheters. The Company markets its products under its Rochester Medical brand, and also supplies its products to several large medical product companies for sale under brands owned by these companies, which are referred to as private label sales.

### 2. Summary of Significant Accounting Policies

*Principles of Consolidation*

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts and transactions are eliminated in the consolidated financial statements.

*Cash Equivalents*

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

*Marketable Securities*

Marketable securities were classified as available for sale and were carried at fair value, with unrealized gains or losses included as a separate component of shareholders' equity. At September 30, 2006 the Company did not own any marketable securities. At September 30, 2005 the balance consisted of corporate bonds with remaining contractual maturities of one to twelve months. The amortized cost and estimated market value of available-for-sale securities were as follows:

| | Amortized Cost | Unrealized Gain (Loss) | Estimated Market Value |
|---|---|---|---|
| September 30, 2005 | $5,361,627 | $(75,074) | $5,286,553 |

*Concentration of Credit*

The Company manufactures and sells its products to a full range of companies in the medical industry on a worldwide basis. There is a concentration of sales to larger medical wholesalers and distributors. Sales of products are recorded upon shipment when title transfers to customers. The Company performs periodic credit evaluations of its customers' financial condition. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 to 60 days.

*Inventories*

Inventories, consisting of material, labor and manufacturing overhead, are stated at the lower of cost or market. Cost is determined using a standard cost method, which approximates average cost.

***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on estimated useful lives of 4-10 years for equipment and fixtures and 25-35 years for buildings computed using the straight-line method.

***Intangible Assets with Finite Lives***

Intangible assets are amortized on a straight-line basis over their estimated useful lives or contractual lives, whichever are shorter (see Note 5). For a description of the intangible assets acquired in the Mentor/Coloplast transactions, see Note 14.

***Foreign Currency Translation***

The financial statements of the Company's non-U.S. subsidiary are translated into U.S. dollars in accordance with SFAS No. 52, "*Foreign Currency Translation*." The assets and liabilities of certain non-U.S. subsidiaries whose functional currencies are other than the U.S. dollar are translated at current rates of exchange. Revenue and expense items are translated at the average exchange rates. The resulting translation adjustments are recorded directly into accumulated other comprehensive income (loss).

***Goodwill and Other Intangible Assets***

The Company records as goodwill the excess of purchase price over the fair value of the identifiable tangible or intangible net assets acquired as prescribed by Statement of Financial Accounting Standards (SFAS) No. 142, "*Goodwill and Other Intangible Assets*." Under this standard, goodwill and intangibles with indefinite useful lives are not amortized. This standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and other intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. Intangible assets with finite lives are amortized over their estimated useful lives (see Note 5).

***Long-Lived Assets***

The Company reviews its long-lived assets for impairment as prescribed by SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" whenever events or changes in circumstances indicate that its carrying value of long-lived may not be recoverable. Long-lived assets are considered not recoverable when the carrying amount of a long-lived asset (asset group) exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If it is determined that a long-lived asset (asset group) is not recoverable, an impairment loss is recorded equal to the excess of the carrying amount of the long-lived asset (asset group) over the long-lived asset's (asset group's) fair value. Fair value is the amount at which the long-lived asset (asset group) could be bought or sold in a current transaction between a willing buyer and seller, other than in a forced or liquidation sale.

***Patents***

Capitalized costs include costs incurred in connection with making patent applications for the Company's products and are amortized on a straight-line basis over eight years. The Company periodically reviews its patents for impairment of value. Any adjustment from the analysis is charged to operations.

***Research and Development Costs***

Research and development costs are charged to operations as incurred. Research and development costs include clinical testing costs, certain salary and related expenses, other labor costs, materials and an allocation of certain overhead expenses.

***Revenue Recognition***

The Company recognizes revenue from product sales upon shipment when title transfers to customers. Amounts received for upfront license fees under multiple-element supply and distribution arrangements are deferred and recognized over the period of supply, if such arrangements require the Company's on-going services or performance.

***Income Taxes***

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities. The Company records a valuation allowance to reduce the carrying value of its net deferred tax assets to the amount that is more likely than not to be realized. The Company recorded an income tax liability on income generated in the United Kingdom.

***Stock-Based Compensation***

The Company has three stock option plans under which options have been granted to employees, officers and directors of the Company, at a price not less than the fair market value of the Company's common stock at the date the options were granted. Options under the 1991 Stock Option Plan are no longer granted because the 10-year term of the plan has expired. The granting period for the 2001 Stock Incentive Plan expires in 2011. Under the 1995 Non-Statutory Stock Option Plan, options also may be granted to certain non-employees at a price not less than the fair market value of the Company's common stock at the date the options are granted. Options generally expire ten years from the date of grant or at an earlier date as determined by the committee of the Board of Directors of the Company that administers the plans. Options granted under the 1991, 1995 and 2001 Plans generally vest over four years from the date of grant.

Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "*Share-Based Payment*" ("SFAS 123(R)") which requires all share-based payments, including grants of stock options, to be recognized in the statement of operations as an operating expense based on their fair values over the requisite service period. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25 "*Accounting for Stock Issued to Employees*" for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). The Company elected to utilize the modified-prospective transition method as permitted by SFAS 123(R). Under this transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense for the year ended September 30, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, October 1, 2005, based on grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "*Accounting for Stock-Based Compensation*;" and (b) compensation expense for all stock-based compensation awards granted subsequent to October 1, 2005, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company recorded approximately $600,000 of related stock-based compensation expense for the year ended September 30, 2006. This stock-based compensation expense reduced both basic and diluted earnings per share by $0.05.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. SFAS 123(R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*."

The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). The Company has adopted this method.

As of September 30, 2006, $422,173 of unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of approximately fourteen months.

To determine the pro forma impact under FAS No. 123, the fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model and is then hypothetically amortized to compensation expenses over the four-year vesting period. The pro forma impact for the fiscal year ended September 30 follows:

| | Year Ended September 30, | |
|---|---|---|
| | 2005 | 2004 |
| Net income, as reported | $ 934,427 | $ 746,813 |
| Deduct: total stock-based employee compensation expense under fair value method for all awards | (439,130) | (462,276) |
| Pro forma net income | $ 495,297 | $ 284,537 |
| Net Income per common share: | | |
| Basic — as reported | $ .09 | $ .07 |
| Diluted — as reported | $ .08 | $ .07 |
| Basic — pro forma | $ .05 | $ .03 |
| Diluted — pro forma | $ .04 | $ .03 |

### *Stock Options*

In fiscal 2006 and 2005, 210,000 shares were granted each year (adjusted for the 2:1 stock split on November 17, 2006). The Black-Scholes option pricing model was used to estimate the fair value of stock-based awards with the following weighted-average assumptions for the year ended September 30, 2006.

| | 2006 | 2005 |
|---|---|---|
| Dividend yield | 0% | 0% |
| Expected volatility | 54% | 55% |
| Risk-free interest rate | 4.33% | 3.68% |
| Expected holding period (in years) | 6.69 | 6.44 |
| Weighted-average grant-date fair value | $3.40 | $2.67 |

The risk-free rate is based on a treasury instrument whose term is consistent with the expected life of our stock options. The expected volatility, holding period, and forfeitures of options are based on historical experience.

The following table represents stock option activity for the year ended September 30, 2006:.

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contract Life |
|---|---|---|---|
| Outstanding options at beginning of period | 2,046,000 | $4.42 | |
| Granted | 210,000 | 5.85 | |
| Exercised | (39,560) | 3.07 | |
| Canceled | (194,440) | 6.64 | |
| Outstanding options at end of period | 2,022,000 | $4.38 | 4.94 Yrs. |
| Outstanding exercisable at end of period | 1,698,000 | $4.24 | 4.28 Yrs. |

Shares available for future stock option grants to employees and directors under existing plans were 871,000 at September 30, 2006. At September 30, 2006, the aggregate intrinsic value of options outstanding was $8,862,019, and the aggregate intrinsic value of options exercisable was $7,194,744. Total intrinsic value of options exercised was $95,641 for the year ended September 30, 2006.

The following table summarizes our nonvested stock option activity for the year ended September 30, 2006:

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested stock options at beginning of period | 351,500 | $2.37 |
| Granted | 210,000 | 3.40 |
| Vested | (158,000) | 2.68 |
| Canceled | (79,500) | 5.55 |
| Nonvested stock options at end of period | 324,000 | $2.97 |

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to estimates and assumptions include the valuation allowances for inventories and deferred income tax assets. Actual results could differ from those estimates.

### *Impairment of Long-Lived Assets*

The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

### *Net Income Per Share*

Net income per common share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, "*Earnings Per Share*." The Company's basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, increased to include dilutive potential common shares issuable upon the exercise of stock options that were outstanding during the period. For periods of net loss, diluted net loss per common share equals basic net loss per common share because common stock equivalents are not included in periods where there is a loss, as they are antidilutive. A reconciliation of the numerator and denominator in the basic and diluted net income per share calculation is as follows:

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Numerator: | | | |
| Net income | $ 1,958,903 | $ 934,427 | $ 746,813 |
| Denominator: | | | |
| Denominator for basic net income per common share — weighted average shares outstanding | 11,068,102 | 10,932,246 | 10,868,676 |
| Effect of dilutive stock options | 597,890 | 496,984 | 504,512 |
| Denominator for diluted net income per common share — weighted average shares outstanding | 11,665,992 | 11,429,230 | 11,373,188 |
| Net income per common share — basic | $ .18 | $ .09 | $ 0.07 |
| Net income per common share — diluted | $ .17 | $ .08 | $ 0.07 |

Employee stock options of 382,000, 648,000 and 702,000 for fiscal years 2006, 2005 and 2004, respectively have been excluded from the diluted net income per common share calculations because their exercise prices were greater than the average market price of the Company's common stock.

### 3. Advertising Costs

All advertising costs are charged to operations as incurred. The Company incurred advertising expenses of $333,000, $142,000 and $165,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

### 4. Inventories

Inventories are summarized as follows:

| | September 30, | |
|---|---|---|
| | 2006 | 2005 |
| Raw materials | $1,807,706 | $1,076,839 |
| Work-in-process | 1,603,912 | 1,637,694 |
| Finished goods | 1,312,978 | 1,321,710 |
| Reserve for inventory obsolescence | (82,018) | (100,000) |
| | $4,642,578 | $3,936,243 |

## 5. Intangible Assets with Finite Lives

Finite life intangible assets at September 30, 2006 were as follows:

| | Estimated Lives (Years) | September 30, 2006 Gross Carrying Amount | Accumulated Amortization | Net Value |
|---|---|---|---|---|
| Trade marks | 8 to 15 | $5,423,000 | $135,056 | $5,287,944 |
| Supply agreement | 5 | 634,050 | 42,270 | 591,780 |
| Customer relationships | 20 | 2,431,000 | 40,517 | 2,390,483 |
| Totals | | $8,488,050 | $217,843 | $8,270,207 |

Amortization expense related to these assets was as follows:

| | |
|---|---|
| Year ended September 30, 2006 | $217,843 |

Estimated annual amortization expense for these assets over the next five years is as follows:

| | |
|---|---|
| 2007 | $653,427 |
| 2008 | $653,427 |
| 2009 | $653,427 |
| 2010 | $653,427 |
| 2011 | $611,257 |

## 6. Shareholders' Equity

*Stock Options*

On November 17, 2006, the Company completed a 2 for 1 stock split. All share and per share data presented in these financial statements have been retroactively restated to reflect shares and prices post split.

Under the terms of the 1991 Stock Option Plan, the Board of Directors may grant employee incentive stock options equal to fair market value of the Company's Common Stock or employee non-qualified options at a price which cannot be less than 85% of the fair market value. In August 1998, the 1991 Stock Option Plan was amended to increase by 600,000 shares the number of shares authorized for issuance to 2,000,000 shares. Per the terms of the 1991 Stock Option Plan, as of April 20, 2001, no new stock options may be granted under the 1991 Stock Option Plan.

The 1995 Non-Statutory Stock Option Plan authorizes the issuance of up to 100,000 shares of Common Stock. Per the terms of the 1995 Non-Statutory Stock Option Plan, no option may be granted with a term longer than ten years. The vesting schedule for options granted under the 1995 Non-Statutory Stock Option Plan is determined by the Compensation Committee of the Company's Board of Directors. In September 1995, Medical Advisory Board members were granted options to purchase 24,000 shares of the Company's Common Stock at an exercise price of $7.875 per share. These 24,000 shares have now expired. In April 1999, one member of the Medical Advisory Board was granted options to purchase 12,000 shares of the Company's Common Stock at an exercise price of $5.06 per share.

In February 2001, the Company's shareholders approved the 2001 Stock Incentive Plan. Under the terms of the 2001 Stock Incentive Plan, 1,000,000 shares were authorized for issuance pursuant to grants of incentive stock options and non-qualified options. Per the terms of the 2001 Stock Incentive Plan, options may be granted with a term no longer than ten years. The vesting schedule and term for options granted under the 2001 Stock Incentive Plan is determined by the Compensation Committee of the Company's Board of Directors. In January 2006, the

2001 Stock Option Plan was amended to increase by 1,000,000 shares the number of shares authorized for issuance to 2,000,000 shares.

Option activity is summarized as follows:

| | Shares Reserved For Grant | Options Outstanding | Weighted Average Exercise Price Per Share |
|---|---|---|---|
| Balance as of September 30, 2003 | 454,500 | 1,942,600 | $4.24 |
| Options granted | (132,000) | 132,000 | 4.63 |
| Options exercised | — | (32,862) | 2.55 |
| Options canceled | 4,500 | (4,500) | 4.13 |
| 1991 Plan — options canceled and not reissuable | — | — | — |
| Balance as of September 30, 2004 | 327,000 | 2,037,238 | 4.30 |
| Options granted | (210,000) | 210,000 | 4.70 |
| Options exercised | — | (164,738) | 2.84 |
| Options canceled | 36,500 | (36,500) | 6.26 |
| 1991 Plan — options canceled and not reissuable | (3,000) | — | 2.35 |
| Balance as of September 30, 2005 | 150,500 | 2,046,000 | 4.42 |
| Increase in Authorized Shares | 1,000,000 | | |
| Options granted | (210,000) | 210,000 | 5.85 |
| Options exercised | — | (39,560) | 3.07 |
| Options canceled | 194,440 | (194,440) | 6.64 |
| 1991, 1995 Plan — options canceled and not reissuable | (175,940) | — | 6.85 |
| Balance as of September 30, 2006 | 959,000 | 2,022,000 | $4.39 |

The number of stock options exercisable at September 30, 2006, 2005 and 2004 was 1,698,000, 1,674,000 and 1,563,728 at a weighted average exercise price of $4.24, $4.49 and $4.65 per share, respectively.

Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "*Share-Based Payment*" ("SFAS 123(R)) which requires all share-based payments, including grants of stock options, to be recognized in the statement of operations as an operating expense based on their fair values over the requisite service period. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25 "*Accounting for Stock Issued to Employees*" for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). The Company elected to utilize the modified-prospective transition method as permitted by SFAS 123(R). Under this transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense for the year ended September 30, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, October 1, 2005, based on grant-date fair value estimated in accordance with the original provisions of SFAS 123(R), "*Accounting for Stock-Based Compensation*;" and (b) compensation expense for all stock-based compensation awards granted subsequent to October 1,2 005, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company recorded approximately $600,000 of related stock-based compensation expense for the year ended September 30, 2006. This stock-based compensation expense reduced both basic and diluted earnings per share by $0.05 for the year ended September 30, 2006.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. SFAS 123(R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.*" The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). The Company has adopted this method.

Pro forma information regarding net income (loss) and income (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.33%, 3.68% and 3.42% for fiscal 2006, 2005 and 2004, respectively; volatility factor of the expected market price of the Company's common stock of .5352, .5458 and .554 for fiscal 2006, 2005 and 2004, respectively; a weighted average expected life of the option of 6.7 years, 6.4 years and 6.6 years for fiscal 2006, 2005 and 2004, respectively; and an expected dividend yield of 0%.

The weighted average fair value of options granted in 2006, 2005 and 2004 was $3.40, $2.67 and $2.67 per share, respectively. The exercise price of options outstanding at September 30, 2006 ranged from $2.17 to $10.00 per share as summarized in the following table:

| Range of Exercise Prices | Number Outstanding at 9/30/06 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price Per Share — Total Options Outstanding | Number Exercisable at 9/30/06 | Weighted Average Exercise Price Per Share — Options Exercisable |
|---|---|---|---|---|---|
| $0.00 — $2.50 | 569,500 | 4.7 years | $2.28 | 569,500 | $2.28 |
| 2.51 — 5.00 | 856,500 | 5.6 years | 4.04 | 662,500 | 3.87 |
| 5.01 — 7.50 | 420,000 | 5.6 years | 6.35 | 290,000 | 6.53 |
| 7.51 — 10.00 | 176,000 | 0.8 years | 8.18 | 176,000 | 8.18 |
| | 2,022,000 | 4.9 years | $4.38 | 1,698,000 | $4.24 |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions.

## 7. Income Taxes

Deferred income taxes are due to temporary differences between the carrying values of certain assets and liabilities for financial reporting and income tax purposes. Significant components of deferred income taxes are as follows:

| | September 30, 2006 | September 30, 2005 |
|---|---|---|
| Deferred income tax assets: | | |
| Net operating loss carryforwards | $ 7,840,000 | $ 8,661,000 |
| Research and development credit carryforwards | 291,000 | 306,000 |
| Allowance for doubtful accounts | 20,000 | 34,000 |
| Inventory reserves | 30,000 | 36,000 |
| Inventory capitalization | 192,000 | 108,000 |
| Accrued expenses | 66,000 | 54,000 |
| Deferred revenue | 205,000 | 262,000 |
| Valuation allowance | (7,108,000) | (8,593,000) |
| Total income tax deferred assets | 1,536,000 | 868,000 |
| Deferred income tax liability: | | |
| Depreciation and amortization | 305,000 | 414,000 |
| Net deferred income tax assets | $ 1,231,000 | $ 454,000 |

The deferred tax amounts above have been classified in the accompanying balance sheets as follows:

| | September 30, 2006 | September 30, 2005 |
|---|---|---|
| Current assets | $ 53,000 | $ 21,000 |
| Noncurrent assets | 1,189,000 | 433,000 |
| | $1,231,000 | $454,000 |

The Company records a valuation allowance to reduce the carrying value of its net deferred tax assets to the amount that is more likely than not to be realized. During 2004 all of the Company's taxable income was offset by available net operating loss (NOL) carryforwards and management had recorded a $9.1 million valuation allowance against its deferred tax assets due to the uncertainty of the realization and timing of the benefits from those deferred tax assets as the Company had not achieved a sufficient level of sustained profitability. During 2005 management concluded that the Company had attained a sufficient level of sustained profitability to allow the valuation allowance to be reduced to reflect management's estimate of the amount of deferred tax assets that will be realized in the near term. Considering projected levels of future income as well as the nature of the net deferred tax assets, management reduced the valuation allowance by $454,000 during 2005 resulting an a corresponding income tax benefit in the statement of operations, and management further reduced the allowance by $777,000 in 2006 to reflect management's revised and increased estimates of future taxable income. On December 14, 2006, the Company announced a settlement agreement with C.R. Bard, Inc. that management believes will significantly reduce the valuation allowance in the first quarter of fiscal 2007 as a result of this subsequent event.

The Company's net operating loss carryforwards of approximately $21,600,000 can be carried forward to offset future taxable income, subject to the limitation of Internal Revenue Code Section 382. The net operating loss carryforward will expire at different times beginning in 2009. The expiration by year for the upcoming five fiscal years and thereafter are as follows: 2007: $0; 2008: $0; 2009: $589,000; 2010: $1,302,000; 2011: $1,147,000; and thereafter: $18,562,000.

The income tax benefit reflected in operations for the years ended September 30, 2006, 2005 and 2004 consist of the following:

| | September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Current tax expense | $ 104,824 | $ — | $— |
| Deferred tax expense (benefit) | (777,000) | (454,000) | — |
| | $(672,176) | $(454,000) | — |

The reconciliation between the statutory federal income tax rate of 34% and the effective income tax rate for the years ended September 30 is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Statutory federal income tax rate | 34% | 34% | 34% |
| Increase (decrease) in taxes resulting from: | | | |
| State taxes | 3 | 3 | 3 |
| Foreign taxes | 8 | — | — |
| Utilization of net operating loss carryforward | (37) | (23) | (36) |
| Change in valuation allowance | (60) | (109) | (1) |
| Effective income tax rate | (52)% | (95)% | 0% |

## 8. Related Party Transactions

The brother-in-law of the CEO and President, the Vice President of Production Technologies and a member of the board of directors of the Company has performed legal services for the Company. During the years ended September 30, 2006, 2005 and 2004, the Company incurred legal fees and expenses of approximately $58,000, $32,000 and $60,000, respectively, to such counsel for services rendered in connection with litigation and for general legal services. Management believes the fees paid for the services rendered to the Company were on terms at least as favorable to the Company as could have been obtained from an unrelated party.

## 9. Significant Customers

Significant customers, measured as a percentage of sales, are summarized as follows:

| | September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Significant customers: | | | |
| Hollister | 16% | 16% | 16% |
| Mentor and subsidiaries: | | | |
| Porges (business sold to Coloplast) | 5 | 6 | 9 |
| Mentor (business sold to Coloplast and Rochester Medical, see Note 14) | 4 | 11 | 13 |
| Mentor Medical (business sold to Coloplast and Rochester Medical, see Note 14) | 2 | 4 | 3 |
| Total | 27% | 37% | 41% |

## 10. Employee Benefit Plan

The Company has a 401(k) plan covering employees meeting certain eligibility requirements. The Company currently does not match employee contributions.

## 11. Geographic Area Data

Sales related to customers in the United States, Europe and the rest of the world are as follows:

| | September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| United States | $10,993,204 | $ 8,441,565 | $ 7,990,527 |
| Europe | 8,383,854 | 5,164,633 | 4,769,601 |
| Rest of world | 2,288,779 | 2,335,451 | 2,251,291 |
| Total | $21,665,837 | $15,941,649 | $15,011,419 |

Sales are attributed to countries based upon the address to which the Company ships products, as set forth on the customer's purchase order.

## 12. Line of Credit and Long-Term Debt

In June 2003, the Company entered into an agreement with the City of Stewartville to purchase additional land. The purchase price of the property is $170,000 plus interest at 7%. The initial down payment was $34,000. The balance outstanding at September 30, 2006 was $34,000. Annual principal payments of $34,000 will be made, plus interest, through May 1, 2007. In June 2006, in conjunction with the asset purchase agreement with Coloplast, the Company entered into an unsecured loan note deed with Coloplast with an outstanding principal amount of $5,340,000. The promissory note is non-interest bearing payable in five equal installments of $1,068,000 payable annually on June 2. The outstanding balance on the promissory note at September 30, 2006 was $5,340,000. The Company has discounted the $5,340,000 note at 6.90% and reflects a $4,409,000 liability on its balance sheet.

On June 2, 2006, in conjunction with the financing of the transactions between the Company, Mentor, and Coloplast, the Company entered into a $7,000,000 credit facility with U.S. Bank National Association. The new credit facility replaces the prior $1,000,000 revolving line of credit with U.S. Bank that expired on March 31, 2006. The new credit facility consists of a $5,000,000 term loan payable in five years and accruing interest at a rate equal to the quoted one-month LIBOR rate plus 1.60%, and a revolving line of credit of up to $2,000,000, maturing annually beginning March 31, 2007, with interest payable monthly at a floating rate based on the quoted one-month LIBOR rate plus 1.60%. In November 2006, the interest rate on the term loan was fixed at 6.83%. As of September 30, 2006, the Company had no borrowings under the revolving line of credit. The obligations of the Company are secured by assets of the Company, including accounts, general intangibles, inventory, and equipment. The term loan agreement and revolving credit agreement require the Company to comply with certain financial covenants beginning the first quarter of fiscal 2007, including a fixed charge coverage ratio and minimum working capital of $8 million, and restrict certain additional indebtedness and liens.

Aggregate maturities of long-term debt are as follows for the years ending September 30:

| | |
|---|---|
| 2007 | $1,681,361 |
| 2008 | 1,764,402 |
| 2009 | 1,888,013 |
| 2010 | 2,025,537 |
| 2011 | 1,862,785 |
| Thereafter | — |

## 13. Capital Leases

During 2003, the Company entered into commitments under two capital leases for the lease of packaging equipment and a trash compactor. These leases are payable in monthly installments through 2008. Future minimum lease payments under non-cancelable capital leases as of September 30, 2006 are as follows:

| Fiscal Year | |
|---|---|
| 2007 | $ 44,615 |
| 2008 | 22,985 |
| Total future minimum lease payments | 67,600 |
| Less amount representing interest at 5.6% | (3,570) |
| Present value of net minimum lease payments | 64,030 |
| Less current portion | (42,084) |
| Long-term capital lease obligation | $ 21,946 |

Assets under capital leases, as included in property, plant and equipment in the Company's balance sheets, are as follows:

| | September 30, | |
|---|---|---|
| | 2006 | 2005 |
| Packaging equipment | $194,024 | $194,024 |
| Less accumulated amortization | (81,999) | (54,281) |
| | $112,025 | $139,743 |

Amortization of assets under capital leases is included in depreciation expense.

## 14. Acquisition of Assets from Mentor and Coloplast

On June 2, 2006, the Company, through its subsidiary Rochester Medical Limited, completed the acquisition of certain assets of Coloplast A/S ("Coloplast") and Mentor Medical Limited ("MML"), pursuant to an agreement dated May 17, 2006. The Company paid a cash purchase price of $9.3 million at closing, and agreed to pay an additional $5.3 million in equal installments over five years, plus or minus an amount based on units sold over the five year period. Based on current sales volumes, the Company does not project a material change to the purchase price based on this provision. Any adjustment to the purchase price would be realized in goodwill. As provided in the Agreement, the Company acquired certain assets, including certain trademarks, related to sales of MECs in the United Kingdom. The assets also include MML's UK Dispensing Appliance Contractor License and its sales offices and warehouse facility in Lancing, England. The Company also purchased approximately $160,000 of inventory to be sold in the United Kingdom.

On June 2, 2006, the Company completed the acquisition of certain assets owned and used by Mentor Corporation ("Mentor") in its silicone MEC business. Pursuant to the Asset Purchase Agreement, the Company paid $750,000 for certain equipment and other tangible assets in Mentor's facility in Anoka, Minnesota, and purchased certain inventory, work-in-progress and raw materials for the production of silicone MECs for approximately $879,000; the Company also leased the Anoka facility from Mentor for a minimum of six months following the closing of the transactions. Upon the closing of the transactions, the existing Supply Agreement, Foley Catheter Sales and Distribution Agreement and MEC License and Sales Distribution Agreement (including, but not limited to the Patent License and Technology License thereunder) between the Company and Mentor were terminated.

Coloplast and the Company also entered into a separately negotiated Private Label Distribution Agreement under which the Company will supply silicone MECs to Coloplast, which will be sold under Coloplast's brands worldwide excepting the United Kingdom. The Private Label Distribution Agreement specifies annual minimum purchases of silicone MECs by Coloplast. Coloplast will also supply the Company with its requirements of latex MECs which the Company will sell in the United Kingdom under its newly acquired Freedom® and Freedom Plus® brands.

The Company accounted for the acquisition under the purchase method of accounting in accordance with SFAS 141. Accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on the Company's estimates of fair value at the acquisition date. The Company engaged an independent valuation firm to assist in the determination of the fair values. The initial purchase price exceeded the amounts allocated to the tangible and intangible assets by approximately $5.5 million and this excess was classified as goodwill.

The following tables provide further information on the acquisition and allocations:

**Purchase Price Summary**

| Category | Amount |
|---|---|
| Initial Cash Payment | $ 9,269,000 |
| Cash payment for Inventories | 936,000 |
| Direct acquisition costs | 653,000 |
| Total cash paid | 10,858,000 |
| Seller financed debt | 5,340,000 |
| **Total Consideration** | **$16,198,000** |

**Value Assigned to Assets & Liabilities**

| Category | Amount |
|---|---|
| Current assets | $ 936,000 |
| Property & equipment | 1,287,000 |
| Identifiable Intangibles | 8,488,000 |
| Goodwill | 5,487,000 |
| **Net assets acquired** | **$16,198,000** |

The pro forma unaudited results of operations for the years ended September 30, 2006 and 2005, assuming consummation of the purchase of the assets from Coloplast and MML as of October 1, 2004, are as follows (in thousands):

| | Year Ended September 30 (unaudited) | |
|---|---|---|
| | 2006 | 2005 |
| Net Sales | $26,634,721 | $23,317,974 |
| Net Income | 3,295,002 | 3,566,626 |
| Per share data: | | |
| Basic earnings | $ 0.30 | $ 0.33 |
| Diluted earnings | $ 0.28 | $ 0.31 |

The pro forma unaudited results do not purport to be indicative of the results which would actually have been obtained had the acquisition of assets been completed as of the beginning of the earliest period presented.

## 15. Quarterly Results (Unaudited)

Summary data relating to the results of operations for each quarter of the years ended September 30, 2006 and 2005 follows (in thousands, except per share amounts):

| | Three Months Ended | | | |
|---|---|---|---|---|
| | December 31 | March 31 | June 30 | September 30 |
| Fiscal year 2006: | | | | |
| Net sales | $4,607 | $4,874 | $5,358 | $6,826 |
| Gross profit | 1,602 | 1,559 | 1,996 | 3,452 |
| Income (loss) from operations | 257 | (199) | 212 | 1,125 |
| Net income (loss) before taxes | 311 | (244) | 226 | 993 |
| Net income (loss) per common share — basic | $ .03 | $ (.02) | $ .02 | $ .09 |
| Net income (loss) per common share — diluted | $ .03 | $ (.02) | $ .02 | $ .08 |
| Fiscal year 2005: | | | | |
| Net sales | $3,665 | $4,147 | $3,815 | $4,314 |
| Gross profit | 1,398 | 1,514 | 1,303 | 1,396 |
| Income from operations | 94 | 113 | 31 | 118 |
| Net income before taxes | 122 | 141 | 60 | 157 |
| Net income per common share — basic | $ .01 | $ .01 | $ .01 | $ .01 |
| Net income per common share — diluted | $ .01 | $ .01 | $ .01 | $ .01 |

## 16. Subsequent Events

On October 31, 2006, the Company's Board of Directors declared a two-for-one stock split of the Company's common stock. As a result of the stock split, on November 17, 2006, shareholders received one additional common share for each common share held on the record date of November 14, 2006.

On November 20, 2006, the Company announced that it had reached a settlement with Premier, Inc. and Premier Purchasing Partners, L.P. with respect to the lawsuit it initiated in February 2004 against certain GPOs and individual defendants alleging anti-competitive conduct against the defendants in the markets for standard and anti-infection Foley catheters as well as urethral catheters. Under the settlement agreement, Premier will pay the Company $8,825,000 (net $5,155,000 after payment of attorneys' fees and expenses) and will be dismissed from the lawsuit. On December 14, 2006, the Company announced it had reached a settlement with C.R. Bard, Inc., whereby C.R. Bard, Inc. will pay the Company $49,000,000 (net $33,450,000 after payment of attorneys' fees and expenses) and will be dismissed from the lawsuit. The litigation continues against all other defendants in the case, which is scheduled for trial in May 2007.

On December 11, 2006, the Company announced it had signed a new Private Label Agreement for supply of MECs to Hollister Incorporated for sale under the Hollister brand worldwide, excluding the United Kingdom, and also announced that the parties amended their 2003 OEM/Private Label Agreement. The two companies also agreed to terminate the Common Interest and Defense Agreement which the parties entered into in September, 2004 for the defense of the Company's Hydrophilic Intermittent catheter technology with respect to the patent infringement action in the United Kingdom between Coloplast A/S and Hollister. The Company has agreed with Hollister to release each other from any claims under the Common Interest and Defense Agreement. In particular, the Company will not be required to pay any additional legal fees under the terminated agreement.

## ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On June 21, 2005, the Audit Committee of the Board of Directors, after a review of proposals for audit services from several public accountants, determined to engage McGladrey & Pullen LLP as our independent registered public accounting firm for the fiscal year commencing October 1, 2004 and ending September 30, 2005. Ernst & Young LLP ("Ernst & Young"), our prior independent registered public accounting firm, was dismissed by our Audit Committee of the Board of Directors as of June 21, 2005.

In connection with the audits of the two fiscal years ended September 30, 2004, and the subsequent interim period through June 21, 2005, there were no disagreements between us and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference in connection with their opinion to the subject matter of the disagreement.

There were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)) during our two most recent fiscal years ended September 30, 2004, or the subsequent interim period through June 21, 2005.

The audit reports of Ernst & Young on our consolidated financial statements as of and for the years ended September 30, 2004 and September 30, 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

We provided Ernst & Young LLP with a copy of the foregoing disclosures. A letter from Ernst & Young LLP dated June 23, 2005 is attached as an exhibit to this Annual Report on Form 10-K, stating its agreement with such statements.

During our two most recent fiscal years and the subsequent interim period through June 21, 2005, we did not consult with McGladrey & Pullen LLP regarding any of the matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.




Rochester
MEDICAL

One Rochester Medical Drive • Stewartville, MN 55976 USA
507-533-9600 • US Toll-Free: 800-615-2364 • www.rocm.com